Exhibit 99.2

ASX Announcement

32 Beulah Road, Norwood, South Australia 5067ACN112 202 883

Telephone: +61 8 8363 0388   Facsimile: +61 8 8132 0766   www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

1P Reserves(1) increased 88%

Sundance Energy Australia Limited (ASX: SEA, Sundance) is pleased to announce a material uplift in its Reserve base, net of landowner royalties, following an independent evaluation as at 31 December 2013 by Netherland, Sewell & Associates, Inc., (NSAI); a worldwide leader in independent oil and gas Reserve evaluations.

The results below are compared to the Company’s reserves as at 30 June 2013(1).

•                  Proved PV10 increased to $337.0 million, up $157.4 million or 88%, and Proved Reserves increased to 20.7 mmboe, up 9.5 mmboe or 85%;

•                  The PV10 of 2P Reserves increased to $475.8 million, up $143.0 million or 43%, and 2P Reserves increased to 34.6 mmboe, up 10.6 mmboe or 44%;

•                  The PV10 of 3P Reserves increased to $829.3 million, up $177.6 million or 27%, and 3P Reserves increased to 92.8 mmboe, up 22.1 mmboe or 31%.

Key Points

•                  The primary driver of the Reserves increase was the development of the Company’s Eagle Ford acreage which is still primarily evaluated on 80-acre spacing units;

•                  The evaluation did not include approximately 4,800 net acres in the Eagle Ford that the Company acquired adjacent to its current acreage position (the transaction is expected to close in March 2014;

•                  The evaluation did not include the majority of the Company’s Woodford formation potential located in its Logan County, Oklahoma prospect.

28 March 2014

(1)         Excludes 3.1 mmboe of proved, 0.8 mmboe of probable and 0.2 mmboe of possible reserves associated with the Phoenix prospect that was sold in December 2013.

Reserve Estimates

The following tables provide summaries of the Company’s Reserve estimates as calculated by Netherland, Sewell & Associates, Inc. as at 31 December 2013.

Sundance Total(1)

	Net Reserves			Future Net Revenue(M$)
	Oil	NGLs				Present
	(mbbls)	(mbbls)	Gas (mmcf)	mboe	Total	Worth at 10%
Proved Developed Producing	3,616.9	977.7	8,728.9	6,049.4	271,372.8	192,304.6
Proved Developed Not Producing	523.3	109.5	2,036.4	972.2	40,526.8	20,753.2
Proved Undeveloped	8,815.4	1,595.3	19,889.6	13,725.6	320,413.0	123,926.1
Total Proved	12,955.6	2,682.5	30,654.9	20,747.3	632,312.6	336,983.9

Probable	8,540.4	2,150.2	19,168.9	13,885.4	388,878.8	138,823.3
Possible	30,736.9	11,580.0	94,985.1	58,147.8	1,415,482.9	353,469.8
Total Proved, Probable and Possible	52,232.9	16,412.7	144,808.9	92,780.4	2,436,674.3	829,277.0

Sundance oil prices are based on a West Texas Intermediate posted price of $93.42 per barrel and are adjusted by area for quality, transportation fees, and regional price differentials.

Sundance gas prices are based on a Henry Hub spot price of $3.670 per MMBTU and are adjusted by area for energy content, transportation fees, and regional price differentials.

All prices are held constant throughout the lives of the properties.

(1) Table totals may not add up due to rounding.

Footnotes and Definitions

Sundance oil prices are based on a West Texas Intermediate posted price of $93.42 per barrel and are adjusted by area for quality, transportation fees, and regional price differentials.

Sundance gas prices are based on a Henry Hub spot price of $3.670 per MMBTU and are adjusted by area for energy content, transportation fees, and regional price differentials.

For the proved reserves, the average adjusted product prices weighted by production over the remaining lives of the properties are $94.55 per barrel of oil and $3.449 per MCF of gas.

All prices are held constant throughout the lives of the properties.

Operating costs used in this report are based on operating expense records of Sundance.

Capital costs used in this report were provided by Sundance and are based on authorizations for expenditure and actual costs from recent activity.

Future net revenue is after deductions for Sundance’s share of production taxes, ad valorem taxes, capital costs, and operating expenses but before consideration of any income taxes. “PV10” is defined as the discounted Net Revenues of the Company’s reserves using a 10% discount factor.

“1P Reserves” or “Proved Reserves” are defined as Reserves which have a 90% probability that the quantities actually recovered will equal or exceed the estimate.

“Probable Reserves” are defined as Reserves that should have at least a 50% probability that the actual quantities recovered will equal or exceed the estimate.

“2P Reserves” are defined as Proved Reserves plus Probable Reserves.

“Possible Reserves” are defined as Reserves that should have at least a 10% probability that the actual quantities recovered will equal or exceed the estimate.

“3P Reserves” are defined as Proved Reserves plus Probable Reserves plus Possible Reserves.

“boe” is defined as barrel of oil equivalent, using the ratio of 6 mcf of Natural Gas to 1 bbl of Crude Oil. This is based on energy conversion and does not reflect the current economic difference between the value of 1 MCF of Natural Gas and 1 bbl of Crude Oil.

“m” is defined as a thousand.

“mmboe” is defined as a million barrels of oil equivalent.

For more information, please contact:

United States	Australia
Eric McCrady, Managing Director	Mike Hannell, Chairman
Tel: +1 (303) 543 5703	Tel: +61 8 8363 0388

Media enquiries
Rebecca Lawson
Mercury Consulting
Tel: +61 2 8256 3332 / 0432 398 122
Email: rebecca.lawson@mercuryconsulting.com.au

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (ASX: SEA) is an Adelaide-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford, Anadarko, Denver-Julesburg, and Williston Basins.

A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.com.au.

Competent Person’s Statement

This presentation contains information on Sundance Energy’s reserves and resources which has been reviewed by David Ramsden-Wood, Professional Engineer, who is licensed in Alberta Canada and is qualified in accordance with ASX Listing Rule 5.11. Mr. Ramsden -Wood, a contractor of Sundance, has consented to the inclusion of this information in the form and context in which it appears.